MAYER
BROWN
ROWE
& MAW

RECEIVED

2005 FEB -4 A 10:04

OFFICE OF INTERNATIONAL
CORPORATE

05005534

SUPPL

January 31, 2005

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated January 31, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

17275945

File No. 82-4406

News

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Tel	+49 2173 48 1866	Alfred-Nobel Strasse 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	January 31, 2005	

SCHWARZ PHARMA Re-Submits NDA for Rotigotine in the U.S.

SCHWARZ PHARMA announces that it has re-submitted the revised New Drug Application (NDA) for rotigotine transdermal system to the U.S. Food and Drug Administration (FDA) on Friday, January 28, 2005. The FDA had not accepted the application form due to electronic issues.

"SCHWARZ PHARMA worked closely with FDA to address their concerns with the electronic formatting of the NDA," comments Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG responsible for research and development. "We believe we have resolved all of the issues in the re-submission."

Electronic applications for rotigotine transdermal system were submitted to both the U.S. Food and Drug Administration (FDA) and the European Medicines Evaluation Agency (EMEA) on September 29, 2004. While the application form was accepted by the EMEA, the FDA refused to accept the form due to electronic issues.

Rotigotine has been formulated as a transdermal delivery system, a patch.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Hörstke, Tel.: +49 2173 48 2329